Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Evacuating Cigar Lake as a Precaution due to Wildfire

Saskatoon, Saskatchewan, Canada, July 1, 2021

Cameco (TSX: CCO; NYSE: CCJ) has made the decision to evacuate all non-essential personnel from the Cigar Lake uranium mine in northern Saskatchewan.

The action is being taken as a precaution due to the proximity of a northern wildfire that is currently burning in the vicinity of the operation. The situation is complicated by extremely warm, dry weather, resulting from the heat dome that has settled over western Canada in recent days, along with variable wind and smoke conditions.

Production at Cigar Lake has been temporarily suspended. Approximately 230 workers are being transported off site. Roughly 80 essential personnel will remain on site to maintain the facility in a safe state. Should the wildfire threat grow considerably at site, a plan is in place to ensure their safety.

A number of precautions have been implemented at Cigar Lake to limit the risk posed by the wildfire. Cameco is working closely with provincial wildfire management personnel from the Saskatchewan Public Safety Agency, who are on-site assessing the situation on an ongoing basis. The decision to evacuate the operation was made in conjunction with these officials.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include the statements regarding our expectations that the suspension will be temporary, that essential personnel will remain on site to maintain the facility in a safe state and that we will be able to ensure their safety. Material risks that could lead to different results include the risks that the suspension may extend for longer than we expect, and that we may not be able to maintain a safe state or ensure the safety of the personnel remaining on site. In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the duration of the suspension, our ability to maintain the facility in a safe state, and our ability to ensure the safety of personnel. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com